August 30, 2016

Michael Ahlin
Inception Mining, Inc.
michaelahlin@inceptionmining.com

Re: Resignation

Dear Mike:

I am tendering my resignation from the Board of Directors of Inception Mining, Inc. effective the date set forth above.

Thank you for the opportunity to serve the Company this past year, but as I am pursuing other opportunities that require my full attention it is advisable that I tender this resignation.

Sincerely,

Kay W. Briggs